
August 23, 2010

Mr. Ron Ela
Chief Financial Officer
Commtouch Software Ltd.
4A Hazoran Street
Poleg Industrial Park
P.O. Box 8511
Netanya 42504, Israel

> **Re: Commtouch Software, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-26495**

Dear Mr. Ela:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director